                                                    OMB APPROVAL
                                           OMB Number:          3235-0145
                                           Expires:       October 31,2002
                                           Estimated average burden
                                           hours per response.......14.90




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                           Accelerated Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00429P 10 7
                      -------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO.  00429P 10 7
--------------------------------------------------------------------------------
1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Lip-Bu Tan
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization   U.S.A.

--------------------------------------------------------------------------------
                    5.  Sole Voting Power              30,000
Number of
Shares              ------------------------------------------------------------
Beneficially        6.  Shared Voting Power         3,299,605*
Owned by
Each                ------------------------------------------------------------
Reporting           7.  Sole Dispositive Power         30,000
Person With:
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power    3,299,605*

--------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,329,605
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     6.6%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

     *Includes (a) 544,000 shares owned by Walden-SBIC, L.P., (b) 136,000 shares owned by Walden Technology Ventures II, L.P., (c) 600,000 shares owned by Walden Media Information Technology Fund, L.P., (d) 280,000 shares owned by Walden EDB Partners, L.P., (e) 16,579 shares owned by Walden EDB Partners II, L.P., (f) 280,000 shares owned by Walden Japan Partners, L.P., (g) 847,368 shares owned by Pacven Walden Ventures III, L.P. and (h) 593,158 shares owned by Walden-Nikko Mauritius Co. Mr. Tan is a general partner of each of the above entities, with the exceptions of (1) Pacven Walden Ventures III, L.P., of which he is a director of Pacven Walden Management Co, Ltd., which is a general partner of Pacven Walden Management L.P., which is a general partner of Pacven Walden Ventures III, L.P. and (2) Walden-Nikko Mauritius, of which he is a director. Mr. Tan disclaims beneficial interest in such shares, except to his pecuniary interest therein, arising as a result of his partnership interests in the above shares. Also includes 2,500 shares held in a trust of which Mr. Tan is a co-trustee.

ITEM 1.

     (a)  Name of Issuer:

          Accelerated Networks, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          301 Science Drive
          Moorpark, California 93021

ITEM 2.

     (a)  Name of Person Filing: This statement is being filed jointly by :

          Lip-Bu Tan (IN)

     (b)  Address of Principal Business Offices, or if none, Residence:

          c/o The Walden International Investment Group
          750 Battery Street, Suite 700
          San Francisco, CA  94111

     (c)  Citizenship

          United States

     (d)  Title of Class of Securities: Common Stock, par value $0.001

     (e)  CUSIP Number: 00429P 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     Not applicable

ITEM 4. OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)    Amount Beneficially Owned:       3,329,605.
    (b)    Percent of Class:    6.6%.
    (c)    Number of shares as to which such person has:
          (i)    Sole power to vote or to direct the vote:   30,000.
          (ii)   Shared power to vote or to direct the vote:   3,299,605*.
          (iii)  Sole power to dispose or to direct the disposition of:
                 30,000
          (iv)   Shared power to dispose or to direct the disposition of:
                 3,299,605*.

     *Includes (a) 544,000 shares owned by Walden-SBIC, L.P., (b) 136,000 shares owned by Walden Technology Ventures II, L.P., (c) 600,000 shares owned by Walden Media Information Technology Fund, L.P., (d) 280,000 shares owned by Walden EDB Partners, L.P., (e) 16,579 shares owned by Walden EDB Partners II, L.P., (f) 280,000 shares owned by Walden Japan Partners, L.P., (g) 847,368 shares owned by Pacven Walden Ventures III, L.P. and (h) 593,158 shares owned by Walden-Nikko Mauritius Co. Mr. Tan is a general partner of each of the above entities, with the exceptions of (1) Pacven Walden Ventures III, L.P., of which he is a director of Pacven Walden Management Co, Ltd., which is a general partner of Pacven Walden Management L.P., which is a general partner of Pacven Walden Ventures III, L.P. and (2) Walden-Nikko Mauritius, of which he is a director. Mr. Tan disclaims beneficial interest in such shares, except to his pecuniary interest therein, arising as a result of his partnership interests in the above shares. Also includes 2,500 shares held in a trust of which Mr. Tan is a co-trustee.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following |_|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund his not required.

     Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

     Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     If a group has filed this schedule pursuant to Section
240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not applicable

ITEM 10. CERTIFICATION

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                                       2/12/00
                                          ------------------------------------
                                                        Date

                                                   /s/ Lip-Bu Tan
                                          ------------------------------------
                                                      Signature

                                                     Lip-Bu Tan
                                          ------------------------------------
                                                     Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.